EXHIBIT 10.22

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is entered into as of August 2, 2010 (the “Effective Date”) by and between Vitesse Semiconductor Corporation, a Delaware, corporation (“Vitesse”) and Steve M. Perna (the “Executive”).

In consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, Vitesse and Executive hereby agree as follows:

1.                                       POSITION AND COMPENSATION.

(a)                                  It is hereby agreed that Executive shall be employed by Vitesse as the Vice President, Product Marketing.  Executive shall be employed at a base salary of $235,000 per year.  Vitesse and Executive further agree that Executive’s base salary shall be reviewed not less than once per year from the Effective Date of this Agreement.  Changes in Executive’s compensation shall be recorded in a Compensation Adjustment form signed and dated by Vitesse and Executive.  Executive shall be eligible to participate in Vitesse’s bonus plan for senior executives as from time to time in effect.

(b)                                 Executive shall be eligible to receive a total relocation allowance of $150,000, pre tax.  Payment will be made in two installments: 50% on the Friday following Executive’s employment date, and 50% after completing 90 days of successful employment.  This relocation allowance requires the relocation of Executive to within 45 miles of the Camarillo, CA office.  In the event Executive voluntarily terminates employment with Vitesse or is terminated “for cause” before completing four full years of service, it is agreed that Executive will repay Vitesse for this relocation allowance.

2.                                       EMPLOYEE STOCK INCENTIVE PLAN

(a)                                  Executive shall be eligible to receive equity compensation awards under the Vitesse Semiconductor Corporation 2010 Incentive Plan (“IP”) as determined by the Board of Directors of Vitesse or any duly authorized committee thereof (the “Board”) and consistent with his position as Vice President, Product Marketing.  Vitesse and Executive further agree that Executive’s equity compensation position shall be reviewed not less than once per year from the Effective Date of this Agreement.

(b)                                 Executive shall be eligible to receive an equity grant of 25,000 shares of RSUs with a vesting schedule of 50% per year over two years, and 25,000 shares of nonqualified stock options with a vesting schedule of 25% per year over four years.  In addition, Executive will be eligible for evergreen grants in cycle with employee offering periods beginning in January 2011.  All equity grant recommendations are subject to approval by the Compensation Committee and the Board.

(c)                                  Acceleration of Vesting:  In the event of a Change of Control Event (as defined in the IP) of the Company (or its successor) and any involuntary termination other than For Cause (as defined below) or Constructive Termination (as defined below) of Executive’s employment within one year of such Change of Control Event, then, any vesting associated with any equity compensation awards which Executive has been granted prior to any such Change of Control Event shall be accelerated and shall immediately become vested as though all equity compensation awards were vesting over four years in 48 (forty-eight) equal monthly amounts, and as though Executive had completed an additional two (2) years of service with Vitesse, and shall be exercisable for an additional 90 days following the date of termination of Executive’s employment with the Company.

(d)                                 “Constructive Termination” shall mean Executive’s resignation for Good Reason.

3.                                       BENEFITS.  Employment benefits shall be provided to Executive in accordance with the programs then available to its senior executives, as amended from time to time.

4.                                       VACATION.  Executive shall be entitled to three weeks of paid vacation per year. Unused vacation time may be carried forward only to the extent consistent with Vitesse’s then current policy with respect to vacation time.

5.                                       TERMINATION OF EMPLOYMENT.  Vitesse and Executive understand and agree that Executive’s employment may be terminated under the circumstances and in accordance with the terms set forth below:

(a)                                  By mutual agreement at any time with or without notice; provided that such agreement must be stated in writing and signed and dated by Executive and an authorized agent of Vitesse.

(b)                                 By Vitesse at any time and for any reason in writing, with or without prior notice.

(c)                                  By Vitesse For Cause.  A termination of employment “For Cause” is defined as termination by reason of (i) Executive’s conviction of a felony or plea of guilty or nolo contendere to a felony; (ii) Executive’s intentional failure or refusal to perform his employment duties and responsibilities; (iii) Executive’s intentional misconduct that injures Vitesse’s business; (iv) Executive’s intentional violation of any other material provision of this Agreement or Vitesse’s code of business conduct and ethics; or (v) as provided in Section 8 of this Agreement.  Executive’s inability to perform his duties because of death or Disability shall not constitute a basis for Vitesse’s termination of Executive’s employment For Cause.  Notwithstanding the foregoing, Executive’s employment shall not be subject to termination For Cause without Vitesse’s delivery to Executive of a written notice of intention to terminate.  Such notice must describe the reasons for the proposed employment termination For Cause, and must be delivered to Executive at least fifteen (15) days prior to the proposed termination date (the “Notice Period”).  Executive shall be provided an opportunity within the Notice Period to cure any such breach (if curable) giving rise to the proposed termination, and shall be provided an opportunity to be heard before the Board.  Thereafter, the Board shall deliver to Executive a written notice of termination after the expiration of the Notice Period stating that a majority of the members of the Board have found that Executive engaged in the conduct described in this Paragraph 5.C.

(d)                           Vitesse may terminate Executive’s employment immediately upon his death or upon Vitesse’s provision to Executive of not less than fifteen (15) days written notice to Executive that Vitesse has determined that Executive is unable to continue to perform his job duties due to Disability.  “Disability” means a physical or mental impairment of Executive as certified in a written statement from a licensed physician selected or approved by the Board that renders Executive unable to perform his duties under this Agreement (after reasonable accommodation, if necessary, by Vitesse that does not impose an undue hardship on Vitesse) for one hundred and fifty (150) consecutive days or for at least two hundred and ten (210) days (regardless of whether such days are consecutive) during any period of three hundred sixty-five (365) consecutive days.  In conjunction with determining the existence of a Disability, Executive consents to any reasonable medical examinations (at Vitesse’s expense) that the Board determines are relevant to a determination of Executive’s Disability, and agrees that Vitesse is entitled to receive the written results of such examinations.  Executive agrees to waive any applicable physician-patient privilege which may arise with respect to such examinations.

6.                                       SEVERANCE PAY

(a)                                  If Executive’s employment is terminated (i) by mutual agreement, (ii) by Vitesse For Cause (iii) by Executive for other than Good Reason (as defined below) or (iv) because of Executive’s Disability or death, Executive (or Executive’s estate in the case of Executive’s death) shall receive Executive’s base salary through Executive’s final day of employment and any fully accrued and unpaid bonus, but shall not be eligible to receive any Severance Pay (as defined below), Earned Bonus, or any other bonus or other compensation, unless agreed upon by both parties.

(b)                                 Benefits Payable Upon Certain Terminations.

(i)                                     If Executive’s employment is terminated by Vitesse other than For Cause or by Executive for Good Reason and such termination occurs within the 12 months period following a Change in Control Event, Executive shall receive (A) his base salary and vacation accrued through the termination date of his employment, (B) the Earned Bonus, (C) Severance Pay (D) an additional bonus equal to the amount of Executive’s maximum potential annual bonus pursuant to the bonus plan adopted by Vitesse’s Board of Directors for the fiscal year in which such termination occurs, all of which shall be payable in a lump sum on the date of termination of employment, (E) vesting of outstanding stock options and other equity arrangements subject to vesting and held by

Executive through the Termination Date, as though all options and other equity arrangements were vesting over four years in 48 equal monthly amounts, and as though Executive had completed an additional 24 months of service with Vitesse, and these options and other equity arrangements would be exercisable for an additional 90 days payable either in cash or non-restricted common stock of the acquiring or surviving entity and (F) To the extent required by COBRA only, continuation of group health benefits pursuant to Vitesse’s standard programs in effect at the Termination Date, for a period of not less than 18 months (or such longer period as may be required by COBRA) following the Termination Date.  Vitesse will be obligated to pay no more than twelve (12) months of COBRA medical and dental premiums following the Termination Date.

(ii)                                  If Executive’s employment is terminated by Vitesse other than For Cause or by Executive for Good Reason and such termination does not occur within the 12 month period following a Change in Control Event, Executive shall receive (A) his base salary through the termination date of his employment, (B) the Earned Bonus, (C) six (6) additional months of Executive’s then current base salary and (D) an additional bonus equal to (I) the Earned Bonus multiplied by (II) 365 and divided by (III) the number days in the fiscal year prior to the Executive’s termination date (including the day of such termination), all of which shall be payable in a lump sum on the date of termination of employment. (For example, if Executive is terminated 55 days following the start of the fiscal year and such termination meets the conditions set forth in the first sentence of this clause (ii), then Executive would receive an additional bonus amount equal to the Earned Bonus * 365/55).

(iii)                               Executive’s right to receive any of the benefits under Section 2(b) or under this Section 6 shall be conditioned upon Executive’s execution of Vitesse’s then standard form of waiver and release of claims.

(c)                                  “Good Reason” means, without Executive’s written consent, the occurrence of any of the following actions unless the action is fully corrected (if possible) within fifteen (15) days after the Board receives written notice from Executive of such action (which notice shall have been provided by Executive within thirty (30) days of the occurrence of such action), and provided that Executive actually terminates employment within thirty (30) days following the end of such fifteen (15) day period:  (i) Vitesse’s material reduction in Executive’s base salary; (ii) Vitesse’s failure to pay Executive any material amount that is expressly required to be paid under this Agreement; (iii) Vitesse’s material and adverse reduction of the nature of Executive’s duties and responsibilities, disregarding mere changes in title (for purposes of clarity, it is expressly agreed that if there is a Change of Control Event (as defined below) and Executive is not offered the position of Vice President, Product Marketing of the ultimate parent entity resulting from the Change of Control Event on terms that are substantially equivalent to the compensation paid to Vice President, Product Marketing of similarly sized technology companies, Executive shall have suffered a material and adverse reduction of the nature of his duties and responsibilities);  (iv) Vitesse’s requirement that Executive perform his principal employment duties at an office that is more than forty-five (45) miles from Camarillo, California or (v) Vitesse terminates this Agreement in accordance with Section 16 hereof (it being understood by Executive that if prior to the termination date of this Agreement Executive elects to terminate his employment for Good Reason based upon this clause (v), Executive shall not have the right to set a termination date for his employment prior to the termination date of this Agreement)

(d)                                 “Severance Pay” means six (6) months of Executive’s base salary plus one (1) week of base salary for every 12 months Executive has been employed by Vitesse.

(e)                                  “Earned Bonus” means:

(i)                                     Executive will not be eligible to participate in the fiscal year 2010 Executive Bonus Plan;

(ii)                                  with respect to the bonus plan applicable to Executive for fiscal year 2011 and thereafter, (A) a pro-rata portion (based upon the portion of the fiscal year occurring prior to Executive’s termination date) of the bonus applicable to any time-based goals (any goals not satisfied as of the date of the termination of Executive’s employment shall be deemed to have been satisfied as of the date of such termination) and (B) a pro-rata portion of the bonus applicable to any other goals satisfied by Executive, provided that the Board shall make a good faith determination within 10 business days following Executive’s termination date of the extent to which Executive either has satisfied such goals as of such date or the extent to which he would have been reasonably likely to have satisfied such goals during the fiscal year if Executive’s employment had not otherwise terminated; and

(iii)          with respect to any other bonus plan applicable to Executive, a pro-rata portion of the bonus applicable to any other goals satisfied by Executive under such plan, provided that the Board shall make a good faith determination within 10 business days following Executive’s termination date of the extent to which Executive either has satisfied such goals as of such date or the extent to which he would have been reasonably likely to have satisfied such goals during the fiscal year if Executive’s employment had not otherwise terminated.

Example:

If                                        (A) Executive’s maximum bonus under the bonus plan in effect at the time of Executive’s termination of employment was 40% of Executive’s base salary, (B) Executive’s employment is terminated 55 days following the start of the fiscal year and (C) in making the determination of the amount of the Earned Bonus the Board determines that Executive has satisfied 75% of his bonus goals,

Then                    Executive’s Earned Bonus = Executive’s base salary * 0.40 * 55/365 * 0.75.

7.                                       EMPLOYMENT DUTIES.  Executive will report to Vitesse’s Chief Executive Officer and shall perform all duties assigned to him by the Chief Executive Officer.  Executive’s duties may be conveyed to him through a job description, or through other written or verbal instructions from Vitesse’s Chief Executive Officer.  Executive’s duties are expected to involve travel from time to time to various locations and events, and are expected to involve significant unpaid overtime.

8.                                       COMPLIANCE WITH VITESSE POLICIES AND PROCEDURES.  As a member of Vitesse management, Executive will be expected to comply with all provisions of the Vitesse Policies and Procedures Manual and Employee Handbook, as amended from time to time.  Executive acknowledges, by signature on this Agreement, that failure to comply with and ensure enforcement of Vitesse’s policies and procedures and all federal/state laws relating to business operations may result in immediate termination of employment For Cause.

9.                                       CONFLICT OF INTEREST.  Executive acknowledges that his position is a full-time position and agrees to devote his entire productive time, ability and attention to Vitesse’s business.  Executive further agrees that while employed by Vitesse, he will not directly or indirectly engage in outside employment, consulting or other business activities unless he has obtained written consent from the Vitesse Board.

10.                                 NO SOLICITATION OF CUSTOMERS.  Executive promises and agrees that during the term of this Agreement, Executive will not, directly or indirectly, individually or as a consultant to, or as an employee, officer, stockholder, director or other owner or participant in any business, influence or attempt to influence customers, vendors, suppliers, joint ventures, associates, consultants, agents, or partners of Vitesse, either directly or indirectly, to divert their business away from Vitesse, to any individual, partnership, firm, corporation or other entity then in competition with the business of Vitesse, and he will not otherwise materially interfere with any business relationship of Vitesse.

11.                                 SOLICITATION OF EMPLOYEES.  Executive promises and agrees that during the term of this Agreement and for a period of two (2) years thereafter, Executive will not, directly or indirectly, individually or as a consultant to, or as an employee, officer, stockholder, director or other owner of or participant in any business, solicit (or assist in soliciting) any person who is then, or at any time within six (6) months prior thereto was, an employee of Vitesse who earned annually $25,000 or more as an employee of Vitesse during the last six (6) months of his or her own employment to work for (as an employee, consultant or otherwise)  any business, individual, partnership, firm, corporation, or other entity whether or not engaged in competitive business with Vitesse.

12.                                 OBLIGATION TO RETURN BONUS PAYMENTS.  Executive agrees to disgorge to the Company certain bonus payments and profits if the Company is required to prepare an accounting restatement to correct an accounting error on an interim or annual financial statement included in a report on Form 10-Q or Form 10-K, due to material noncompliance with any financial reporting requirement under the federal securities laws, and the Board determines that misconduct by the Executive has occurred and caused such restatement.  ‘Misconduct’ shall refer to any definition included in the applicable statute(s) or applicable judicial precedents The amounts that shall be disgorged shall be (i) any bonus or other incentive-based or equity-based compensation received by Executive from the Company during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of the financial document embodying such error; and (ii) any net profits realized by Executive from the sale of the Company’s stock during that 12-month period.  In any dispute between the Company and Executive regarding such misconduct, Executive will continue to be entitled to any indemnification or reimbursement for legal representation available to Executive pursuant to any statute, charter provision, By-law, contract or other arrangement that insures or indemnifies Executive.

13.                                 LIMITATION ON PAYMENTS.  In the event that the severance and other benefits provided for in this Agreement or otherwise payable to Executive (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then Executive’s benefits under this Agreement shall be either (a) delivered in full, or (b) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by Executive on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code.  The payments or benefits subject to any such reduction shall be reduced by Vitesse in its reasonable discretion in the following order: (i) reduction of any payments and benefits otherwise payable to Executive that are exempt from Section 409A of the Code, and (ii) reduction of any other payments and benefits otherwise payable to Executive on a pro-rata basis or such other manner that complies with Section 409A of the Code, as determined by Vitesse.

Unless Vitesse and Executive otherwise agree in writing, any determination required under this section shall be made in writing by Vitesse’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon Executive and Vitesse for all purposes.  For purposes of making the calculations required by this section, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Section 280G and 4999 of the Code.  Vitesse and Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this section.  Vitesse shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this section.

14.                                 SECTION 409.  Vitesse makes no representations or warranties to Executive with respect to any tax, economic or legal consequences of this letter or any payments or other benefits provided hereunder, including without limitation under Section 409A of the Code.  However, the parties intend that this Agreement and the payments and other benefits provided hereunder be exempt from the requirements of Section 409A of the Code to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise.  To the extent Section 409A of the Code is applicable to this Agreement (and such payments and benefits), the parties intend that this Agreement (and such payments and benefits) comply with the deferral, payout and other limitations and restrictions imposed under Section 409A of the Code.  Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall be interpreted, operated and administered in a manner consistent with such intentions.  Without limiting the generality of the foregoing, and notwithstanding any other provision of this Agreement to the contrary, with respect to any payments and benefits under this letter to which Section 409A of the Code applies, all references in this letter to the termination of Executive’s employment are intended to mean Executive’s “separation from service,” within the meaning of Section 409A(a)(2)(A)(i) of the Code.  In addition, if Executive is a “specified employee,” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent necessary to avoid subjecting Executive to the imposition of any additional tax under Section 409A of the Code, amounts that would otherwise be payable under this Agreement during the six-month period immediately following Executive’s “separation from service,” within the meaning of Section 409A(a)(2)(A)(i) of the Code, will not be paid to Executive during such period, but will instead be accumulated and paid to Executive (or, in the event of Executive’s death, Executive’s estate) in a lump sum on the first business day following the earlier of (a) the date that is six months after Executive’s separation from service or (b) Executive’s death.  It is intended that each installment, if any, of any severance payments shall be treated as a separate “payment” for purposes of Section 409A.

15.                                 ARBITRATION.  Any controversy arising out of or relating to Executive’s employment, any termination of Executive’s employment, this Agreement or because of an alleged breach, default, or misrepresentation in connection with any of the provisions of this Agreement, including (without limitation) any state or federal statutory claims, shall be submitted to final and binding arbitration, to be held in Ventura County, California before a sole neutral arbitrator.  The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures.  Judgment on the award may be entered in any court having jurisdiction. The parties acknowledge and agree that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with any of the matters referenced in this Section 12.  The parties agree that in any proceeding with respect to such matters, each party shall bear its own attorney’s fees and costs.

16.                              AT-WILL EMPLOYMENT.  Vitesse agrees to employ Executive, and Executive agrees to serve Vitesse in accordance with the terms of this Agreement.  Executive’s employment shall be AT WILL employment, meaning that Executive’s employment can be terminated by Vitesse or by Executive at any time, with or without notice, for any reason or for no reason.  Such termination may, however, be subject to payment of a Severance Package, as more particularly described in Section 6.

17.                               TERM.  Subject to the provisions of Sections 5 and 16 herein, the Term of this Agreement, shall be indefinite.

18.                               PARTIAL INVALIDITY.  It is the desire and intent of Vitesse and Executive that the provisions of this Agreement be enforced to the fullest extent permissible under applicable federal, state and municipal laws.  Accordingly, if any specific provision or portion of this Agreement is determined to be invalid or unenforceable within the particular jurisdiction in which enforcement is sought, that portion of the Agreement will be considered as deleted for the purposes of adjudication.  All other portions of this Agreement will be considered valid and enforceable within that jurisdiction.

19.                               ENTIRE AGREEMENT.  Vitesse and Executive understand and agree that this Agreement constitutes the full and complete understanding and agreement between them regarding the terms of Executive’s employment and supersedes all prior understandings, representations, and agreements with respect to the employment.  Vitesse and Executive understand that the Vitesse IP and the Compensation Adjustment forms (if any) referred to in this Agreement shall be fully incorporated into this Agreement by reference.  The parties’ rights and obligations hereunder may not be assigned without the consent of each party hereto, except that Vitesse may assign its rights and obligations hereunder to any successor entity.  Executive agrees that following a Change in Control Event, “Vitesse” shall refer to any successor entity.

20.                               EXECUTIVE ACKNOWLEDGEMENT.  Executive acknowledges that he has read and understands this Employment Agreement and agrees to the terms and conditions contained herein.  Executive agrees that he has had the opportunity to confer with legal counsel of his choosing regarding this Agreement.  Executive further acknowledges that this Agreement has not been executed by Executive in reliance upon any representation or promise except those contained herein, and that Vitesse has made no guarantee regarding Executive’s employment other than those specified in this Agreement.

21.                               GOVERNING LAW.   This Agreement shall be construed in accordance with and governed by the laws of the State of California without regard to conflicts of law principles.

“EXECUTIVE”

Dated	August 2, 2010	/s/ Steve M. Perna
Steve M. Perna

VITESSE SEMICONDUCTOR CORPORATION,
a Delaware Corporation

Dated	August 2, 2010	By /s/ CHRISTOPHER R. GARDNER
Christopher R. Gardner
Chief Executive Officer